GRB FINANCIAL, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2016

Liabilities subordinated to claims of general creditors as of January 1, 2016	$ 0
Liabilities paid off during the year	0
Liabilities subordinated to claims of general creditors as of December 31, 2016	$ 0

The accompanying notes are an integral part
of these financial statements